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        Filed by Board of Trade of the City of Chicago (CBOT)
        Subject Company - Board of Trade of the City of Chicago
        Pursuant to Rule 425 under the Securities Act of 1933
        File No. 132-01854
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The following letter was distributed to CBOT members and membership interest holders on August 17, 2000.

                              August 17, 2000




Dear Fellow Member,

I wish to thank everyone who was able to attend or listen to the floor meeting yesterday. The following letter is, in essence, what I wanted to express to our membership at this meeting.

Before I was elected Chairman, I was a trader, and will very likely be one for the rest of my life. I know what you are going through - the uncertainty surrounding the issues faced by the CBOT, decreased volume, and most importantly, falling membership prices. In the midst of what is a difficult time for all of us, we cannot tear apart this institution from the inside out.

We must unify our membership, and we must do it now if we are to retain control of our organization's future. We are separating and weakening ourselves by perpetuating unsubstantiated rumors. This practice of spreading fear, however, is simple to remedy. We have to establish what is FACT. It is NOT what we consistently read in the press. It is NOT the majority of the "information" that circulates on the floor, and, in many cases, it is NOT what is posted on Tradetalk. I know that persuasive power of the press and the strength of the CBOT's rumor mill reach you more often than I am able to. We need to dispell these influences and secure what truths lie beneath the dominant Exchange issues.

The issues that the CBOT is currently addressing - - Eurex, CBOE, restructuring, MFN, Eurex batch window, and our Exchange's financial health - - are sophisticated business problems. THERE ARE NO QUICK SOLUTIONS. I want you to know that the CBOT does not intentionally shield need-to-know information from its membership. Given the constantly evolving process of our restructuring meetings, any information released to the membership would have to be quickly retracted and changed. Like any other institution undergoing organizational change, we are presenting our proposals as finished products. A daily update would only serve to cause confusion. Unfortunately, the press has filled the space created by this dearth of updates. And even more unfortunate is their insistence on utilizing inaccurate information that we can only assume is generated internally.
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I do think that sound rational business decisions should be the metric that the
Exchange uses rather than the court of public opinion played out in the press and often on the Internet. Our members' financial livelihood depends on the ongoing success of the Chicago Board of Trade. As a member, I want well-thought-out business decisions; decisions that maximize the present value of future trading opportunities, maximize shareholder value, and allow the institution to financially prosper. The following are facts that I wanted to establish at yesterday's floor meeting:

Fact: The Implementation Committee nominated and the Board approved three fellow members for the board of the electronic trading company, which we expect to be formed in the near future.

Fact: There has been diligent work on draft business plans for both eCBOT and CBOT with input from our financial and strategic advisors. The goal is to have these plans reviewed by the Executive Committee and Board in the near future.

Fact: Together with our lawyers, bankers, consultants and accountants, we are diligently preparing the registration statement, which will be the disclosure document relating to the next step of the Restructuring. This disclosure document will contain all material information relevant to your vote on the next step of the Restructuring. It is our current goal to file the registration statement with the SEC early in the fourth quarter of this year and, assuming the SEC review process goes well, we expect that the membership vote on the next step of the restructuring will follow shortly thereafter.

Fact: We have a binding, contractual agreement with Eurex. We will not walk away from this agreement. It would not be advantageous from an economic and business standpoint to do so.

Fact: We continue to have merger talks with CBOE. These are complicated talks as we are working on critical issues of membership and trading rights. I am sure that you understand that confidential issues and discussions need to stay confidential.

Fact: The Implementation Committee is again exploring the MFN issue, as promised to you. We have solicited your proposals and supporting information. We will take every proposal seriously and work with our financial advisor on any alternatives that would not have a negative impact on the value of the electronic trading company.

I have repeatedly stated in previous speeches that I believe in this institution and its members, and I still do. We must continue to make tough business decisions and move forward. There is an old saying that you can't drive a car by constantly looking in the rear view mirror. The CBOT has enjoyed immense success over its 152 years of operation. At this time, however, our membership has to have the courage to embrace change, or the world will move on and leave us to our glorious history.

WHAT WE WANT, AND WHAT WE MUST CREATE, IS A FUTURE.
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It is not good enough that we voted to change.  Now we have to execute the plan to change. Just as you would a trade, use sound business judgement when addressing these issues, not your emotions. Focusing on the facts, and not allowing ourselves to be swayed by unsound information, will strengthen this institution and enable restructuring to run more smoothly.

Thank you again for attending or listening to yesterday's meeting. I also appreciate your taking the time to read the information contained in this letter.

                                                            Sincerely,



                                                            David P. Brennan



The CBOT urges its members and membership interest holders to read the Registration Statement(s) on Form S-4, including the proxy statement/prospectus contained within the Registration Statement(s), regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994,
Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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